UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
July 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
a publicly-held company

CNPJ/MF n.º 60.643.228/0001-21
NIRE: 35.300.022.807

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON JULY 29, 2011

I.	DATE, HOUR AND VENUE: Held on July 29, 2011 at 12:00 p.m. at the Company’s headquarters at Alameda Santos, 1.357, 8th floor, in the city of São Paulo, State of São Paulo.

II.
ATTENDANCE: Shareholders representing the majority of the Company’s capital stock attended, according to the signatures in the Shareholders’ Attendance Book.
Also, Mr. Osvaldo Ayres Filho, controller of the Company; Mr. José Écio Pereira da Costa Júnior, Fiscal Council member and Mr. Wladimir Firme Zanotti, representative of Baker Tilly Brasil – ES Auditores Independentes.

III.
CALL OF MEETING: The Notice of Meeting published on July 14, 15 and 18, 2011, in the magazine Valor Econômico (pages E4, E2 and E2, respectively) and on July 14, 15 and 16, 2011 in the Diário Oficial do Estado de São Paulo (pages 25, 42 and 8, respectively).

IV.	PRESIDING:	Osvaldo Ayres Filho – President Rodrigo Piva Menegat - Secretary

V.
AGENDA: (a) analyze, discuss and approve the Protocol and Justification of the Merger of Mucuri Agroflorestal S.A. into the Company, executed July 4, 2011 (the “Protocol and Justification”), accompanied by other relevant documents, and take note of the opinion of the Company’s Fiscal Council; (b) ratify the appointment and retention of Baker Tilly Brasil – ES Auditores Independentes, as the specialized company responsible for the valuation the net worth of Mucuri Agroflorestal S.A., based on its book value,  and preparing the respective valuation report (the “Valuation Report”); (c) analyze, discuss and approve the Valuation Report; (d) approve the merger of Mucuri Agroflorestal S.A. into Company, in accordance with the terms and conditions established in the Protocol and Justification, without increasing the capital of the Company, with the extinction of Mucuri Agroflorestal S.A.; (e) authorize the Company’s management to take all measures necessary for the consummation of the merger of Mucuri Agroflorestal S.A into the Company.

VI.
PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) The reading of the documents related to the matters to be voted at this Extraordinary General Meeting was waived, since the presiding President stressed that the Protocol and Justification of the Merger and the valuation report had been available to the attendees; (2) declarations of votes, objections or dissents presented will be received, numbered and certified by the presiding Secretary and will be filed with the Company at its headquarters, pursuant to paragraph 1 of article 130 of Law 6,404/76 (the Brazilian Corporation Law); (3) a summarized version of these minutes, as well as its publication omitting the signatures of the shareholders present, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporation Law.

VII.	RESOLUTIONS: After examination and discussion of the matters on the Agenda and the respective documents, the present shareholders unanimously resolved as follows:

(a) Approve, after having taken note of the favorable opinion of the Company’s Fiscal Council with respect to the merger, the PROTOCOL AND JUSTIFICATION OF THE MERGER OF MUCURI AGROFLORESTAL S.A. INTO FIBRIA CELULOSE S.A., dated July 4, 2011 pursuant to all of its terms and conditions (the “Protocol and Justification”). The Protocol and Justification and the opinion of the Company’s Fiscal Council authenticated by those presiding as Annex 1 and Annex 2 were available to the shareholders and will be filed at the Company’s headquarters. It is recorded that, according to the Protocol and Justification, Mucuri Agroflorestal S.A. was converted into a limited liability company, therefore, in all the documents related to the merger the references to Mucuri Agroflorestal S.A. shall mean Mucuri Agroflorestal Ltda. ("Mucuri"), according to the minutes approving the changing of corporate form dated of April 29, 2011 and filed with the Commercial Registry of the State of Espírito Santo under nº 32201578863, on July 14, 2011;

(b) Ratify the hiring, previously undertaken by the management of the Company, of BAKER TILLY BRASIL – ES AUDITORES INDEPENDENTES, a civil company established in the City of Vitória at Av. Nossa Senhora da Penha, nº 520, Praia do Canto, registered with the Conselho Regional de Contabilidade do Estado do Espírito Santo under nº CRC 2ES000289/O-5, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under nº 27.243.377/0001-28, with its constitutive documents registered with the Cartório de Registro Civil das Pessoas Físicas e Jurídicas de Vitória, ES on May 28, 1975, under nº 3.074 and last amended on September 22, 2009 under nº 43.295 Livro A 01, as an specialized company responsible for the valuation of the net worth of Mucuri, based on its book value, and preparing the respective valuation report;

(c) Approve the valuation report of the net worth of Mucuri, prepared by the above-mentioned specialized company, which is included as Annex 3 of these minutes as authenticated by those presiding and that will be filed at the Company’s headquarters, which indicates that the book value of the net worth of Mucuri at June 30, 2011 was R$76,174,562.22;

(d) Approve the merger of Mucuri into the Company, pursuant to all terms and conditions of the Protocol and Justification approved on item (a) above, with the extinction of Mucuri merged into the Company, succeeded by the Company in all respects, being recorded that (i) the assets of the merged company are received by the Company in the amount indicated on the valuation report, which was accepted by the legal representatives of Mucuri, (ii) since the Company holds all of the quotas issued by the merged company, the merger is effected without increasing the capital stock of the Company, and the portion of the Company’s investment account corresponding to its stake in Mucuri will be replaced by the net assets of the merged entity as transferred to it in the transaction, and the main paragraph of Article 5 of the Company’s By-laws shall remain unaltered, (iii) as a result of the merger, according to the terms of the Protocol and Justification the current headquarters of Mucuri, located in the municipality of Aracruz in the state of Espírito Santo, at Rodovia Aracruz X Barra do Riacho, km 25, s/n, part, CEP 29197-900, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under nº 28.163.251/0001-06 will be operated by a branch of the Company, located at the same address, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under nº 60.643.228/0471-95. Furthermore, the current branch of Mucuri located in the municipality of Nova Viçosa, in the state of Bahia, at BR 418 Km 37, s/nº, part, CEP 45.928-000, enrolled with the with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under nº 28.163.251/0006-10 will be operated under the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance nº 60.643.228/0465-47, located at the same address, as a branch of the Company; and

(e) Authorize the Company’s administrators to proceed with all the actions related to the above-mentioned merger, including the registrations, recordings and transfers necessary to completely perfect the transaction.

VIII.
CLOSING: As there were no further matters to be discussed, the meeting was adjourned for the time necessary to draft these minutes, which were read, verified and found to conform to the matters discussed and resolutions approved at this meeting, having been signed by everyone in attendance.

IX.
SIGNATURES: Shareholders: Votorantim Industrial S.A. p.p. Ana Paula Pagano; BNDES Participações S.A. – BNDESPar p.p. Votorantim Industrial S.A.; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI  p.p. Felipe de Abreu Cáceres; Fundos de Investimento e Investidores listed in Annex I  represented by Banco Santander Brasil S.A. p.p. Anali Penteado Buratin; Fundos de Investimento e Investidores listed in Annex II represented by Itaú Unibanco S.A. p.p. Anali Penteado Buratin; Fundos de Investimento e Investidores listed in Annex III represented by HSBC Corretora de Títulos e Valores Mobiliarios S.A. p.p. Anali Penteado Buratin; Fundos de Investimento e Investidores listed in Annex IV represented represented Citibank NA p.p. Anali Penteado Buratin; Fundos de Investimento e Investidores listed in Annex V represented by Principal Gestão de Investimentos Ltda. – p.p Ângelo Pinheiro Bastos da Fonseca; Sergio Feijão Filho p.p Ana Paula Pagano. Company’s member: Osvaldo Ayres Filho – Company’s Controller; Fiscal Council: José Écio Pereira da Costa Júnior; and Wladimir Firme Zanotti, representative of Baker Tilly Brasil – ES Auditores Independentes.

I certify that this is a true copy of the Minutes of the Shareholders Extraordinary Meeting as transcribed in the minutes book.

Osvaldo Ayres Filho President	Rodrigo Piva Menegat Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 29, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO